================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                                   ----------

                                   ACSYS, INC.
                       (Name of Subject Company (issuer))

                                   VEDIOR N.V.
                                  TIBERIA B.V.
                             PLATFORM PURCHASER INC.
                      (Names of Filing Persons (Offerors))

                           COMMON STOCK, NO PAR VALUE
       (including associated Series A Junior Participating Preferred Stock
                                Purchase Rights)
                         (Title of Class of Securities)

                                   00087X 103
                      (CUSIP Number of Class of Securities)

                               C.K. ZACHARY MILES
                   C/O SELECT APPOINTMENTS NORTH AMERICA INC.
                             60 HARVARD MILL SQUARE
                               WAKEFIELD, MA 01880
                                 (781) 213-1500
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
              and Communications on Behalf of the Filing Persons)

                                   ----------

                                    COPY TO:

                                 SCOTT J. DAVIS
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                          CHICAGO, ILLINOIS 60603-3441
                                 (312) 782-0600

                                   ----------

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                       AMOUNT OF FILING FEE**
     ----------------------                       ----------------------
          $84,182,055                                    $16,837

----------
 * Calculated solely for purposes of determining the filing fee, assuming the purchase of 16,836,411 shares at the tender offer price of $5.00 per share of common stock.
** Previously paid in connection with the filing made on April 27, 2000.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount previously paid: N/A
     Form or Registration No.:   N/A
     Filing Party:   N/A
     Date filed:   N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     /X/ Third party tender offer subject to Rule 14d-1.

     / / Issuer tender offer subject to Rule 13e-4.

     / / Going-private transaction subject to Rule 13e-3.

     / / Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

================================================================================

          This Amendment No. 2 further amends and supplements the Tender Offer Statement on Schedule TO (as amended to date, the "Schedule TO") filed with the Securities and Exchange Commission on April 27, 2000, by Vedior N.V. ("Vedior"), a company organized under the laws of the Netherlands, Tiberia B.V. ("Tiberia"), a company organized under the laws of the Netherlands, and Platform Purchaser Inc., a Georgia corporation (the "Purchaser") and an affiliate of Vedior and to become, immediately prior to the initial purchase of Shares (as defined below) under the Offer (as defined below), a wholly owned subsidiary of Tiberia. The Schedule TO relates to the offer by the Purchaser (the "Offer") to purchase all the outstanding shares of common stock, no par value per share (including the associated series A junior participating preferred stock purchase rights, the "Shares"), of Acsys, Inc., a Georgia corporation (the "Company"), at a purchase price of $5 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal. The following items in the Schedule TO are hereby amended in order to amend in the manner described below the disclosure appearing in the following sections of the Offer to Purchase included in the Schedule TO:

ITEM 3:   IDENTITY AND BACKGROUND OF FILING PERSON

          The disclosure appearing in Section 9 of the Offer to Purchase ("Certain Information Concerning the Purchaser, Parent and Vedior") is hereby amended such that the fifth sentence of the first paragraph of such Section 9 is as follows:

          Parent is presently a wholly-owned indirect subsidiary of ING (as defined below) and, at the time of the initial purchase of Shares under the Offer, Parent's common equity will be owned by a subsidiary of Vedior and Parent's preferred equity will be owned by a subsidiary of ING Bank Corporate Investments B.V. ("ING"), an investment company organized under the laws of the Netherlands and an indirect subsidiary of ING Groep N.V. ("ING Groep"), a holding company organized under the laws of the Netherlands, with subsidiaries primarily engaged in financial services.

          The disclosure appearing in Schedule I to the Offer to Purchase under the caption "1. Directors and Executive Officers of Parent" is hereby amended such that the information relating to the managing directors of Parent is as follows:

                                                  Present principal occupation or
Name, age and position with                       employment; Material positions
Parent and citizenship                            held during the past five years
----------------------                            -------------------------------
Charles Kenneth Zachary Miles, 50                 Chief Financial Officer of Vedior N.V. since
Managing Director                                 December 1999.  Group Finance Director of Select
British                                           Appointments (Holdings) PLC from 1988 to date.

Arnold Joannes Marie van der Ven, 41              Member of Management Board of Vedior N.V.
Managing Director                                 since 1997.  Chief Financial Officer of Axxicon
Dutch                                             Group N.V. from 1991 to 1997.

          The disclosure appearing in Schedule I to the Offer to Purchase under the caption "2. Directors and Executive Officers of the Purchaser" is hereby amended to include the following information relating to an additional director of the Purchaser:


                                                  Principal occupation or
Name, age and position with                       employment; Material positions
Purchaser and citizenship                         held during the past five years
-------------------------                         -------------------------------
John Patrick Unroe, 52                            President and Chief Executive Officer of
Director                                          Accountants Incorporated, a subsidiary of
American                                          Select Appointments (Holdings) PLC, from
                                                  1997 to date; President and Chief Executive Officer
                                                  of Judicial Arbitration and Mediation Services from
                                                  1993 to 1997.

          The disclosure appearing in Schedule I to the Offer to Purchase under the caption "4. Directors and Executive Officers of ING Groep" is hereby amended such that the information therein relating to Messrs. van der Lugt, Kist, Lindenbergh, Tilmant and Herkstroter is as follows;


                                                  Present principal occupation or
Name, age and position with                       employment; Material positions
ING Groep and citizenship                         held during the past five years
-------------------------                         -------------------------------
G.J.A. van der Lugt, 60                           Currently a member of Executive Board; Chairman
Member of Executive Board                         of Executive Board from 1998 to May 2, 2000, and
Dutch                                             Vice Chairman of Executive Board from 1992 to
                                                  1998.

E. Kist, 56                                       Chairman of Executive Board since May 2, 2000,
Chairman of Executive Board                       Vice-Chairman of Executive Board from April 1,
Dutch                                             1999 to May 2, 2000 and member of Executive
                                                  Board since 1993.

J.H.M. Lindenbergh, 57                            Member of Executive Board since 1995. Vice-
Member of Executive Board                         Chairman of the Executive Committee of ING
Dutch                                             Nederland since 1988.


                                       3

M. Tilmant, 48                                    Vice-Chairman of Executive Board since May 2,
Vice-Chairman of Executive Board                  2000, and member of Executive Board since 1998.
Belgian                                           Chairman of Executive Board of Bank Brussels
                                                  Lambert from 1997 to 1998. Employed by Bank
                                                  Brussels since 1992, where he was appointed
                                                  Chairman of its Executive Board in 1997.

C.A.J. Herkstroter, 62                            Chairman of Supervisory Board since May 7, 1999
Chairman of Supervisory Board                     and member since May 8, 1998.  President of N.V.
Dutch                                             Koninklijke Nederlandsche Petroleum
                                                  Maatschappij and Chairman of the Committee of
                                                  Managing Directors of the Royal Dutch/Shell
                                                  Group from 1993 to 1998.


ITEM 7:   SOURCE AND AMOUNT OF FUNDS; VEDIOR/ING FINANCING ARRANGEMENTS.

          The disclosure appearing in Section 10 of the Offer to Purchase ("Source and Amount of Funds; Vedior/ING Financing Arrangements") is hereby amended such that the fourth and fifth paragraphs thereof are replaced by the following:

          Parent and the Purchaser will comply with these obligations through the following arrangements. Immediately prior to the Purchaser's purchase of Shares pursuant to the Offer, the Purchaser will become a wholly-owned subsidiary of Parent, the common equity of which will be owned by Vedior Holding B.V. ("Vedior Holding"), a subsidiary of Vedior, and the preferred equity of which will be owned by Entero B.V. ("Entero"), a subsidiary of ING. Until immediately prior to the Purchaser's initial purchase of Shares under the Offer, all of the outstanding equity of Parent will be owned by Entero. In connection with these financing arrangements (i) the Purchaser will incur indebtedness owed to Parent in the amount of approximately $40 million and the Purchaser will issue its common shares for consideration of approximately $40 million, with the aggregate proceeds of such transactions to be used to purchase the Shares pursuant to the Offer, (ii) Parent will incur indebtedness owed to Entero in the amount of approximately $40 million and (iii) Vedior Holding will purchase for $13 million all of Parent's outstanding common shares and Entero will obtain $27 million of Parent's preferred equity. The indebtedness to be owed by Parent to Entero and the Parent preferred equity to be owned by Entero will be exchangeable into depositary receipts in respect of Vedior common shares at a fixed exchange rate, with a mandatory exchange to occur at such fixed exchange rate if the market price of depositary receipts in respect of Vedior common shares equals or exceeds a certain value for at least 60 consecutive trading days. After 5 years, Vedior may purchase such exchangeable Parent indebtedness and preferred equity for the amount originally paid for them by Entero (together with any accrued and unpaid interest or dividends thereon, respectively, their "original cost"). If Vedior does not make such purchase, the holder of such exchangeable indebtedness and preferred equity may (i) exchange its holdings at their original cost for depositary receipts in respect of Vedior common shares at their then current market price or (ii) cause Parent to sell its shares of the Purchaser's (which pursuant to the Merger, will have become the Company's) common stock, and (a) repay the exchangeable debt at its original cost out of the proceeds of such sale, (b) apply the proceeds of such sale against payment of the original cost of Parent's preferred equity to the holder thereof and (c) distribute any remaining excess proceeds to Parent for distribution to the holder of Parent's common shares. The holder of such exchangeable debt also has the option to receive payment in depositary receipts in respect of Vedior common shares, in lieu of cash, upon the acceleration of amounts owed under such exchangeable debt if an event of default thereunder has occurred and is continuing.

          The exchangeable indebtedness to be owed by Parent to Entero is to be unsecured, bear interest at the rate of 9.5% per annum and mature on June 30, 2005. Each of the approximately 30 million shares of the preferred equity of Parent to be held by Entero is entitled to receive a preferred dividend equal to 8.0% of its Euro 1 par value annually. The indebtedness to be owed by the Purchaser to Parent is to be unsecured, bear interest at a rate equal to the interest rate payable on the indebtedness to be owed by Parent to Entero described above plus 0.2% and mature two business days before such exchangeable indebtedness to be owed by Parent to Entero will mature. These financing arrangements are subject to customary closing conditions, including, among others, that the conditions to the Purchaser's purchase of Shares pursuant to the Offer have been satisfied. There are currently no alternative financing arrangements and no plans or arrangements to refinance or repay the loans described above prior to their scheduled maturity.

          The foregoing description is qualified in its entirety by reference to
(i) the Agreement in Principle between ING and VHBV relating to the Acquisition of Acsys, Inc. (the "FINANCING AGREEMENT IN PRINCIPLE"), a copy of which was filed as Exhibit (b) to the Tender Offer Statement on Schedule TO filed by Vedior, Parent and the Purchaser with the Commission on April 27, 2000 (the "SCHEDULE TO") and (ii) the forms of the following documents, copies of which are filed as Exhibits (b)(2) - (b)(7) to Amendment No. 2 to the Schedule TO filed on May 17, 2000: (a) Amendment to the Agreement in Principle between ING and VHDV relating to the Acquisition of Acsys, Inc., among ING, Vedior Holding and Vedior; (b) Exchangeable Loan Agreement among Entero, Parent and Vedior; (c) Loan Agreement between Parent and the Purchaser; (d) Articles of Association of Parent; (e) Share Exchange Agreement among Entero, Vedior Holding and Vedior; and (f) Shareholders Agreement between Entero and Vedior Holding. Each of the foregoing documents should be read in its entirety for a more complete description of the matters summarized above.

ITEM 12:            EXHIBITS.

ITEM                DESCRIPTION

*(a)(1)(A)          Offer to Purchase dated April 27, 2000.

*(a)(1)(B)          Letter of Transmittal.

*(a)(1)(C)          Notice of Guaranteed Delivery.

*(a)(1)(D)          Letter to Brokers, Dealers, Commercial Banks,
                    Trust Companies and Other Nominees.

 *(a)(1)(E)         Letter to Clients for use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.

*(a)(1)(F)          Letter to Shareholders dated April 27, 2000, from the
                    Chairman of the Board and Chief Executive Officer of
                    the Company.

*(a)(1)(G)          Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(a)(1)(H)          Summary advertisement published April 27, 2000.

*(a)(2) - (4)       Not applicable.

*(a)(5)             Joint Press Release issued by Vedior and the Company on April 17, 2000.

*(b)(1) Agreement in Principle between ING and VHBV Relating to the Acquisition of Acsys, Inc., dated as of April
                    13, 2000, among ING, Vedior Holding and Vedior.

(b)(2) Form of the Amendment to the Agreement in Principle between ING and VHBV relating to the Acquisition of Acsys, Inc., among ING, Vedior Holding and Vedior.

(b)(3)              Form of the Exchangeable Loan Agreement, among Entero, Parent and Vedior.

(b)(4)              Form of the Loan Agreement between Parent and the Purchaser.

(b)(5)              Form of the Articles of Association of Parent.

(b)(6)              Form of the Share Exchange Agreement, among Entero, Vedior Holding and Vedior.

(b)(7)              Form of the Shareholders Agreement, between Entero and Vedior Holding.


                                       6

(d)(1)              Agreement and Plan of Merger, dated as of April 16, 2000, by and among Parent, the
                    Purchaser, Vedior, Select Appointments North America Inc. and the Company
                    (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the
                    Company filed on April 18, 2000).

*(d)(2)             Employment Agreement, dated September 1997, by and among the Company, ACSYS
                    Resources, Inc. and Harry J. Sauer.

(d)(3)              Amendment of Employment Agreement, dated as of April 16, 2000, by and among Harry
                    J. Sauer, the Company and Acsys Resources, Inc. (incorporated by reference to Exhibit
                    10.4 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

*(d)(4)             Employment Agreement, dated May 16, 1997, and as amended on May 16, 1997, by and between the Company and David C. Cooper.

(d)(5)              Amendment of Employment Agreement, dated as of April 16, 2000, by and between
                    David C. Cooper and the Company (incorporated by reference to Exhibit 10.1 to the
                    Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(6)              Employment Agreement, dated February 7, 2000, by and between the Company and
                    Patricia Kennedy (incorporated by reference to Exhibit 10.29 of the Company's Annual
                    Report on Form 10-K for the year ended December 31, 1999).

(d)(7)              Amendment of Employment Agreement, dated as of April 16, 2000, by and between
                    Patricia Kennedy and the Company (incorporated by reference to Exhibit 10.2 to the
                    Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(8)              Employment Agreement, dated August 21, 1998, between the Company and Brady W.
                    Mullinax, Jr. (incorporated by reference to Exhibit 10.4 of the Company's Quarterly
                    Report on Form 10-Q for the quarter ended September 30, 1998).

(d)(9)              Amendment of Employment Agreement, dated as of April 16, 2000, by and between
                    Brady W. Mullinax, Jr. and the Company (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(10)             Support Agreement, dated as of April 16, 2000, by and among Vedior, the Purchaser,
                    David C. Cooper and Teri L. Cooper (incorporated by reference to Exhibit 2.2 to the
                    Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(11)             Support Agreement, dated as of April 16, 2000, by and among Vedior, the Purchaser,
                    Harry J. Sauer and the Sauer Family Foundation (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of the Company filed on April 18, 2000).


                                       7

*(d)(12)            Confidentiality Agreement, dated May 21, as amended on March 31, 2000, by and among the Company, Select Appointments (Holdings) PLC and Vedior.

(g)                 Not applicable.

(h)                 Not applicable.

-------------------------
*Previously filed.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   VEDIOR N.V.


                                   By: /s/ C.K. Zachary Miles
                                      -----------------------------
                                        Name: C.K. Zachary Miles
                                        Title: Chief Financial Officer


                                   TIBERIA B.V.


                                   By: /s/ A.W.M. Giesen
                                      -----------------------------
                                        Name: A.W.M. Giesen
                                        Title: Managing Director


                                   PLATFORM PURCHASER INC.


                                   By: /s/ C.K. Zachary Miles
                                      -----------------------------
                                        Name: C.K. Zachary Miles
                                        Title: President

Dated:   May 17, 2000

                                INDEX TO EXHIBITS


ITEM                DESCRIPTION
----                -----------

*(a)(1)(A)          Offer to Purchase dated April 27, 2000.

*(a)(1)(B)          Letter of Transmittal.

*(a)(1)(C)          Notice of Guaranteed Delivery.

*(a)(1)(D)          Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                    Nominees.

*(a)(1)(E)          Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.

*(a)(1)(F)          Letter to Shareholders dated April 27, 2000, from the
                    Chairman of the Board and Chief Executive Officer of
                    the Company.

*(a)(1)(G)          Guidelines for Certification of Taxpayer Identification Number on Substitute
                    Form W-9.

*(a)(1)(H)          Summary advertisement published April 27, 2000

(a)(2) - (4)        Not applicable.

*(a)(5)             Joint Press Release issued by Vedior and the Company on April 17, 2000.

*(b)(1)             Agreement in Principle between ING and VHBV Relating to the Acquisition of Acsys, Inc., dated as of April 13, 2000, among ING, Vedior Holding and
                    Vedior

(b)(2)              Form of the Amendment to the Agreement in Principle between ING and
                    VHBV relating to the Acquisition of Acsys, Inc., among ING, Vedior
                    Holding and Vedior.

(b)(3)              Form of the Exchangeable Loan Agreement among Entero, Parent and
                    Vedior.

(b)(4)              Form of the Loan Agreement, between Parent and the Purchaser.

(b)(5)              Form of the Articles of the Association of Parent.


                                       10

(b)(6)              Form of the Share Exchange Agreement among Entero, Vedior Holding and
                    Vedior.

(b)(7)              Form of the Shareholders Agreement, between Entero and Vedior Holding.

(d)(1)              Agreement and Plan of Merger, dated as of April 16, 2000, by and among
                    Parent, the Purchaser, Vedior, Select Appointments North America Inc. and
                    the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

*(d)(2) Employment Agreement, dated September 1997, by and among the Company, ACSYS Resources, Inc. and Harry J. Sauer.

(d)(3)              Amendment of Employment Agreement, dated as of April 16, 2000, by and among Harry J. Sauer, the Company and Acsys Resources, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the
                    Company filed on April 18, 2000).

*(d)(4)             Employment Agreement, dated May 16, 1997, and as amended on May 16,
                    1997, by and between the Company and David C. Cooper.

(d)(5)              Amendment of Employment Agreement, dated as of April 16, 2000, by and between David C. Cooper and the Company (incorporated by reference to
                    Exhibit 10.1 to the Current Report on Form 8-K of the Company filed on
                    April 18, 2000).

(d)(6)              Employment Agreement, dated February 7, 2000, by and between the
                    Company and Patricia Kennedy (incorporated by reference to Exhibit 10.29 of the Company's Annual Report on Form 10-K for the year ended December
                    31, 1999).

(d)(7)              Amendment of Employment Agreement, dated as of April 16, 2000, by and between Patricia Kennedy and the Company (incorporated by reference to
                    Exhibit 10.2 to the Current Report on Form 8-K of the Company filed on
                    April 18, 2000).

(d)(8)              Employment Agreement, dated August 21, 1998, between the Company and
                    Brady W. Mullinax, Jr. (incorporated by reference to Exhibit 10.4 of the
                    Company's Quarterly Report on Form 10-Q for the quarter ended September
                    30, 1998).


                                       11

(d)(9)              Amendment of Employment Agreement, dated as of April 16, 2000, by and between Brady W. Mullinax, Jr. and the Company (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of the Company filed on
                    April 18, 2000).

(d)(10)             Support Agreement, dated as of April 16, 2000, by and among Vedior, the
                    Purchaser, David C. Cooper and Teri L. Cooper (incorporated by reference to
                    Exhibit 2.2 to the Current Report on Form 8-K of the Company filed on April
                    18, 2000).

(d)(11)             Support Agreement, dated as of April 16, 2000, by and among Vedior, the
                    Purchaser, Harry J. Sauer and The Sauer Family Foundation (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of the Company
                    filed on April 18, 2000).


                                       12

*(d)(12)            Confidentiality Agreement, dated May 21, as amended on March 31, 2000, by and among the Company, Select Appointments (Holdings) PLC and
                    Vedior.

(g)                 Not applicable.

(h)                 Not applicable.


------------------
*Previously filed.


                                       13